Issuer Free Writing Prospectus filed pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated July 3, 2012

Registration No. 333-162822

Press Release

Vale prices €750 million notes due 2023

Rio de Janeiro, July 3, 2012 — Vale S.A. (Vale) hereby announces the pricing of a €750 million offering of 10-year notes. Vale will use the net proceeds of this offering for general corporate purposes.

The €750 million notes due 2023 will bear a coupon of 3.75% per year, payable annually, at a price of 99.608% of the principal amount. These notes will mature in January 10, 2023 and were priced with a spread of 225.7 basis points over € mid-swap, or a spread of 180 basis points over German Bund, resulting in a yield to maturity of 3.798%.

The notes are rated A- by Standard & Poor’s Rating Services, Baa2 by Moody’s Investor Services, BBB (high) by Dominion Bond Rating Service and BBB+ by Fitch Ratings. The notes will be unsecured obligations of Vale and will rank equally with Vale’s unsecured senior indebtedness. Vale has applied to list the notes on the official list of the Luxembourg Stock Exchange and to have them admitted to trading on the Euro MTF market.

BNP Paribas, Crédit Agricole Corporate and Investment Bank, HSBC Bank plc and Natixis acted as book-running underwriters, and Mizuho Securities, Mitsubishi UFJ Securities, SMBC Nikko, CIBC and Scotiabank acted as co-managers.

Vale is offering the notes pursuant to a registration statement (including a prospectus) filed with the U.S. Securities and Exchange Commission (SEC) for the offering of the notes. Before you invest, you should read the prospectus in that registration statement and other documents Vale has filed with the SEC for more complete information about the company and the offering. When available, you may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the underwriters will arrange to send you the prospectus upon request by calling BNP Paribas at 1-800-854-5674, Crédit Agricole Corporate and Investment Bank at 1-866-807-6030, HSBC Bank plc at 1-866-811-8049 or Natixis at 1-866-245-0436 (each toll-free in the United States); or, if contacting from outside the United States, by faxing BNP Paribas at 1-917-472-4745; calling Crédit Agricole Corporate and Investment Bank at +44-207-214-5000 or faxing at +44-07-562-3526; collect calling HSBC Bank plc at 1-866-811-8049 or faxing at 1-212-525-0238 or calling Natixis at +33-158550837, faxing at +33158559916 or e-mailing to marcheprimairecorpo@natixis.com.

This press release is not an offer to sell, nor a solicitation of an offer to buy the notes, nor shall there be any sale of the notes in any state or jurisdiction in which the offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

For further information, please contact:

+55-21-3814-4540

Roberto Castello Branco: roberto.castello.branco@vale.com

Viktor Moszkowicz: viktor.moszkowicz@vale.com

Carla Albano Miller: carla.albano@vale.com

Andrea Gutman: andrea.gutman@vale.com

Christian Perlingiere: christian.perlingiere@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Rafael Rondinelli: rafael.rondinelli@vale.com

Samantha Pons: samantha.pons@vale.com

Thomaz Freire: thomaz.freire@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.